Semper Paratus Acquisition Corporation

767 Third Avenue, 38th Floor

New York, NY 10017

VIA EDGAR

October 7, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Richie and Katherine Bagley

Re:	Semper Paratus Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted June 10, 2021

CIK No. 0001860871

Dear Mr. Richie and Ms. Bagley:

Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 8, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on June 10, 2021 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the Commission through EDGAR.

Draft Registration Statement on Form S-1 submitted June 10, 2021

The Offering

Exercise Period, page 14

1.	We note the following disclosure about your warrants:

• the warrants are exercisable the later of 30 days after the completion of your initial business combination and 12 months from the closing of this offering;

• you have agreed to register the shares underlying your warrants no later than 15 business days after the closing of your initial business combination; and,

• "if a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of [y]our initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a 'cashless basis.'"

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Benjamin Richie and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 7, 2021

Please amend your disclosure to clarify how your agreement to register the shares underlying the warrants relates to the exercise period noted above. In this regard, it appears that warrant holders may be able to exercise their warrants on a cashless basis within one year, if your business combination closes within 12 months from the closing of the offering and the 60-day period noted above passes within the same 12 months. If your warrants could be exercisable within one year, please register the shares underlying the warrants, or tell us why you are not required to do so. For guidance see Securities Act Sections Compliance and Disclosure Interpretation 103.04.

In response to the Staff’s comment, we have revised the prospectus to clarify that warrant holders cannot exercise their warrants within one year from the closing of the offering. Therefore, there is no requirement for the shares underlying the warrants to be registered in connection with the Registration Statement.

2.	Redemption of public shares and distribution and liquidation if no initial business combination, page 29

You disclose that "initial shareholders and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold." You also disclose on pages 35 and 69 that "initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering) (emphasis added)." Please revise to clearly disclose whether your initial shareholders and members of your management are entitled to liquidating distributions from the trust account with respect to any public shares they may hold, in the event that you do not complete an initial business combination.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that initial shareholders and members of the management team are not entitled to liquidating distributions from the trust account with respect to any founder or placement shares they may hold, but are entitled to liquidating distributions from the trust account with respect to any public shares they may hold, in the event that the initial business combination is not completed.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Benjamin Richie and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 7, 2021

3.	Certain Relationships and Related Party Transactions, page 144

We note your disclosure that "certain of our officers and directors are members of our sponsor and own an aggregate of approximately [ ]% of the membership interests of our sponsor." Please amend your disclosure to clarify which of your officers and directors are members of your sponsor and describe any conflicts of interest that could result from your officers' and directors' membership interests in your sponsor.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to state that all of the officers and directors of the Company are members of the sponsor, consistent with disclosures of other similar blank check companies. We believe that the risk factor disclosures in the Registration Statement adequately describe any conflicts of interest that could result from the officers and directors owning membership interests in the sponsor. For more details regarding the risks disclosed in the Registration Statement, please see the risk factors with the following headings:

Since our sponsor paid only approximately $0.0021 per share for the founder shares, certain of our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value.

The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.20 per share.

Because our initial shareholders will lose their entire investment in us if our initial business combination is not completed, and because our sponsor, officers and directors who have an interest in founder shares may profit substantially even under circumstances where our public shareholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination. In addition, since our sponsor paid only approximately $0.0021 per share for the founder shares, certain of our officers and directors could potentially make a substantial profit even if we acquire a target business that subsequently declines in value.

Since our officers and directors will be eligible to share in a portion of any appreciation in founder shares purchased at approximately $0.0034 per share, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Benjamin Richie and Katherine Bagley

Re: Semper Paratus Acquisition Corporation

October 7, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ Philippe Kurzweil
Philippe Kurzweil Chief Financial Officer
Semper Paratus Acquisition Corporation

cc:	Ari Edelman, Esq.
Eric Klee, Esq.